EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s unaudited interim financial statements for the three months ended April 30, 2011 and the audited financial statements for the year ended January 31, 2011.

This Management Discussion and Analysis (“MD&A”) is dated July 25, 2011 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and unless otherwise cited, references to dollar amounts are Canadian dollars. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

The Company’s principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

As at April 30, 2011, the Company had working capital of $2,653,902 as compared to working capital of $2,598,318 at January 31, 2011. During the period ended April 30, 2011, the Company incurred a loss of $129,533, compared with a loss of $63,184 for the comparable period of 2010. This quarter recorded higher costs in consulting fees and share-based compensation while there were increases in the interest income as well as the foreign exchange gain.

The following is a summary of significant events and transactions during the three months ended April 30, 2011 to the date of this MD&A:

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 2

Robertson Property, Nevada

Core Area

Robertson is located along the Cortez Gold trend of north-central Nevada and adjoins Barrick’s Pipeline mine.

In October 2009, Coral received the revised resources for the Robertson Property from Beacon Hill Consultants Ltd. (“Beacon Hill”) utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill of Vancouver, British Columbia as announced in the Company’s press release dated February 11, 2008. The original estimate was based on a gold price of US$600 per ounce which was a conservative estimate of gold prices in 2007, and which estimated the inferred gold resources for the Robertson property at over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  Based on more reasonable gold prices and to reflect on the rolling average for the preceding three years, it was decided that a price of US$850 per ounce should be used at this time to more accurately represent the value of the resources that may be expected to be extracted at this time. Based on this lower gold cut-off value of 0.0106, the gold resource at Robertson increases to 3.4 million ounces, which is a 47% increase from the previously reported figure.  It should be noted that changes in operating costs may change this figure.  No work has been done to reflect and change in operating costs as estimated in the Beacon Hill study on which the cut-off grade calculation was based.

The zones included in the Beacon Hill estimate are located within the Robertson’s Core area. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Barrick Cortez Gold Mines), were not part of the estimate.

Beacon Hill reported the following updated resource estimate using 0.0106 Au opt cut-off:

Zone	Tons	Ounces per Ton	Ounces of Au
Distal	13,310,451	0.0287	382,010
39A	38,945,698	0.0228	887,962
South Zone	9,993,853	0.0209	208,872
Outside	5,422,131	0.0156	84,585
Gold Pan Oxide	12,566,599	0.02	251,332
Altenburg Hill Oxide	12,873,976	0.0152	195,684
Porphyry Oxide	39,049,182	0.0167	652,121
Gold Pan Sulphide	32,524,592	0.0154	500,879
Altenburg Hill Sulphide	1,701,844	0.014	23,826
Porphyry Sulphide	12,535,861	0.0158	198,067

TOTAL	178,924,188	0.0189	3,381,667

In 2010, the Company announced a US$1.5 million program aimed at advancing the Robertson Property towards a Preliminary Economic Assessment Report (“PEA”). The program was to consist of 36 diamond core and 22 reverse circulation holes along with metallurgial test work. In addition, the plan focused on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry zones to the measured and indicated categories. The metallurgical test work was designed to help establish the suitability of the oxide mineralization in those zones for heap leaching.

In April 2010, SRK Consulting (US) Inc., our environmental compliance and permitting consultants, submitted an amended Plan of Operation ("PoO") to the U.S. Bureau of Land Management ("BLM") and the Nevada Department of Environmental Protection ("NDEP") to allow us to carry out our work plan. A setback occurred when the BLM declined our drilling permit application because our existing Environmental Assessment (circa 1980's) was out of date. Realizing the importance to our company of the ability to keep drilling, the BLM suggested that we withdraw our Amended Plan of Operations ("APO") and revert back to a previous APO from 2007 that allowed us, without any amendments to drill on certain areas of the property.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 3

In June 2010, we withdrew our original APO when the Bureau of Land Management determined that a new Environmental Assessment ("EA") of the Robertson property would be required. We immediately commissioned SRK to commence work on the new EA which will include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its on-going commitment to sound environmental management.

Despite the permitting setback, Coral completed 12 RC holes at Triplet Gulch that were previously permitted under the 2007 APO. Drilling began June 1 and was completed on June 22.

A limited diamond drilling program at the Gold Pan and Altenburg Hill zones was also permitted under the 2007 APO. A program totaling 6,700 feet was conducted that represents the first phase of the diamond core drill program announced in the company's 2010 work plan and budget. The program was designed to verify the 2008 RC drilling assay results and provide material for metallurgical test work. The Gold Pan, Altenburg Hill and Porphyry zones represent near surface resources that could potentially be developed as an open pit/heap leach operation. Past metallurgical testing of Porphyry Zone mineralization returned favorable gold recoveries from the oxide material. Core drilling began on September 16 and was completed December 10.

Beacon Hill is currently updating the geostatistical computer block model by incorporating results from the 2008 reverse circulation drilling.  The program of drilling and metallurgical test work planned for 2010 was designed in consultation with Beacon Hill and is intended to increase confidence and develop greater continuity and potentially move part of the current inferred resource of 87 million tons grading 0.017 oz Au/ton (0.583 g/t) at a cut-off grade of 0.0106 opt for a total approximately 1.5 million ounces at Gold Pan, Porphyry and Altenburg Hill into the measured and indicated categories.

With minimal overburden (0 to 10 metres), the Gold Pan, Altenburg Hill and Porphyry deposits would be mineable by open pit operations with low strip ratios.  Leach tests were completed on the Porphyry Zone in the past and indicated favorable recoveries in the oxide material.

The remaining deeper resources at Distal, 39A of 91,905,439 inferred tons (which together with the shallow resource of 87,018,749 tons total 178,924,188 tons) will not be evaluated by the  program that commenced in 2010.  The deeper resource will remain in the inferred category.

Currently, a metallurgical test program on the 15 core holes drilled on the Altenburg Hill and Gold Pan zones last year (Sept -- Dec 2010) is underway. McLelland Laboratories Inc. of Reno Nevada will conduct column and bottle roll leach tests to determine the leachibility of the two gold zones.  Also, Beacon Hill has started their Preliminary Economic Assessment (“PEA”) of the gold resources at Robertson. Personnel from Beacon Hill, together with metallurgical consultants and Knight Piésold Ltd. visited the property in February 2011 and met with Coral's technical staff to begin the study.

Norma Sass

In September 2008, the Company entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in the Company’s and Levon Resources Ltd.’s (“Levon”) interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

In October 2009, Barrick commenced drilling hole NS 09-01 targeting the Lower Plate carbonate sequence. This hole was drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres. It started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft. The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation.  These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.

In November 2010, Barrick Gold Exploration notified Coral that it has terminated its option on the Norma Sass property.  They have however, paid all land fees on the claim group until August 31, 2011. The Company will continue to keep claims in good standing.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 4

June Claims

During 2008, the Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years.  The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors.

Outlook

Coral expects the PEA being prepared by Beacon Hill to be completed late in the second or early in the third quarter. Concurrently, we will continue to conduct the mandated Environmental Assessment on the property that is part of our new Amended Plan of Operation. Once the new APO/EA are approved by BLM and NDEP, Coral will be permitted 80 acres of new surface disturbance, or about 500 new drill sites, While the permitting process continues in 2011.

SRK Consulting (US) Inc. of Elko Nevada has been revising the Amendment to the Plan of Operations.  Under the existing Plan od Operations, Coral can drill some holes on Robertson and the Try View Corridor under the existing Notice of Intent.  The Try View Corridor was the area where hole TV-07-02 in 2007 intersected anomalous gold values in lower plate carbonate rock.

From               To       Thickness    Thickness     Au         Au
(ft)                   (ft)              (ft)               (ft)             (oz/t)              (g/t)
_________________________________________________
3090              3100              10              3.06              0.064              2.19
3120              3140              20              6.10              0.042              1.44
3150              3160              10              3.05              0.010              0.34

See news release from Oct 5, 2007.

Results of Operations

Three months ended April 30, 2011 compared with the three months ended April 30, 2010

General and Administrative Expenses

General and administrative expenses totaled $217,478 for the three months ended April 30, 2011 compared with $125,526 for the three months ended April 30, 2010, an increase of $91,952. There were increases of $38,369 in share-based compensation, $32,022 in consulting fees, $9,474 in investor relations and shareholder information, $9,334 in salaries and benefits. There are no stock options granted in the current period. The charges in share-based compensation reflected an adjustment to the previous valuation of stock options due to the adoption of the International Financial Reporting Standard (“IFRS”). Higher consulting fees were attributable to a new consulting contract starting from January 2011. The rise in investor relations expense was resulting from various promotion programs and participations in trade shows. The salaries and benefits were higher because of increase in personnel. Offsetting these increases were decreases of $3,050 in legal and accounting fees and $2,115 in office and miscellaneous. The legal fees in the comparative quarter were higher because of a Confidentiality Agreement.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 5

Income / Loss for the Period

The loss was $145,915 for the three months ended April 30, 2011 compared with a loss of $63,184 for the same period in the prior year, an increase of $82,731. Reducing the loss of $91,952 in general and administrative expenses in current period were increases of $6,715 in interest income, $215 in finance costs, and $2,291 in foreign exchange gain.

Summary of Quarterly Results

	2011	2011	2010	2010	2010	2010	2009	2009
Period ended	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q1	Jul 31 Q2

Revenue	—	—	—	—	—	—	—	—
Income / Loss for the period	(145,915)	(578,620)	(418,596)	(170,071)	(58,093)	2,228,795	(148,574)	317,269
Earnings / Loss per Share	(0.00)	(0.04)	(0.01)	(0.01)	0.00	0.08	0.01	0.01
Total Assets	22,451,253	21,801,905	21,416,297	21,181,747	21,424,029	17,791,566	17,474,509	17,354,361

Information for 2009 is presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS

Quarterly costs tend to fluctuate with non-cash items such as share-based payments, future income tax and foreign exchange variances. Share-based payments and future income tax expense are the primary variances in the quarterly results. In the quarter ended January 31,2010, the Company recorded a future income tax recovery which resulted in a gain for the quarter.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized exploration costs so total asset value does not decrease as dramatically as working capital will.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of shares, as the case in the first quarter last year.

Liquidity and Capital Resources

At this time the Company has no operating income but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financing and the exercise of options and warrants.

During the three months ended April 30, 2011 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $211,312. At April 30, 2011, the Company had working capital of $2,653,902 and cash and cash equivalents of $2,751,485.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 6

The Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions for the three months ended April 30, 2011 are as follows:

a.	$7,500 (2010 - $7,500) was paid for management fees to a private company controlled by a director and officer of the Company;

b.	$18,750 (2010 - $18,750) was paid for management fees to a private company controlled by a director and officer of the Company;

c.	$3,000 (2010 - $3,000) was paid for consulting fees to a private company controlled by an officer of related Company;

d.	$3,000 (2010 - $3,000) was paid for consulting fees to a private company controlled by an officer of related Company;

e.
$52,013 (2010 - $37,238) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

f.	$9,477 (2010 - $8,268) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

g.	$3,000 (2010 - $1,500) was charged for directors’ fees to the Directors’ of the Company; and

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 7

Advances receivable from related party comprises US$59,664 (January 31, 2011 - US$56,277) less an allowance for non collection of US$39,113 (January 31, 2011 - US$39,113) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $18,497 (January 31, 2011 - $2,429) due to Oniva, $3,000 (January 31, 2011 - $nil due to directors of the Company, and $12,457 (January 31, 2011 - $3,794) due to two private companies each controlled by directors. Amounts due are without stated terms of interest or repayment.

Disclosure of Management Compensation

During the three months ended April 30, 2011, $18,750 (2010 – $18,750) was paid to the Chairman for services as director and officer of the Company, $7,500 (2010 - $7,500) was paid to the President and Chief Executive Officer for services as director and officer of the Company, $3,000 (2010 - $3,000) was paid to a former President of the Company, $5,225 (2010 - $5,225) was paid to the Chief Financial Officer for services as an officer of the Company, $4,725 (2010 - $4,725) was paid to the Secretary for services as an officer of the Company and $9,477 (2010 - $8,268) was paid to the V.P. Explorations for services as a geological consultant.

Transition to International Financial Reporting Standards

On February 1, 2011, the Canadian Accounting Standards Board (“AcSB”) replaced Canadian GAAP with International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises, with a transition date of February 1, 2010. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”) and are comprised of IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”s).

The Company has prepared its April 30, 2011 interim consolidated financial statements in accordance with IFRS, with an effective transition date of February 1, 2010, including IFRS 1 “First-time adoption of international financial reporting standards” and IAS 34, “Interim financial reporting”.

The Company’s IFRS accounting policies are disclosed in Note 3 to the condensed interim consolidated financial statements. Reconciliations between the Company’s financial statements as previously reported under Canadian GAAP and current reporting under IFRS is detailed in Note 17 of the condensed interim consolidated financial statements. Following is a summary of the differences between Canadian GAAP and IFRS:

(a) Business Combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after February 1, 2010. There is no adjustment required to the February 1, 2010 statement of financial position on the transition date.

 (b) Share-based Payment

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to February 1, 2010.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 8

(c) Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 ‘Business Combinations’ retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)Compound financial instruments

The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the transition date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated February 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of February 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

The IASB continues to amend and add to its current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS consolidated financial statements for the year ended January 31, 2012 may differ from the significant accounting policies used in the preparation of the Company’s interim consolidated financial statements as at and for the three months ended April 30, 2011.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 9

Outstanding Share Data

The Company had the following issued and outstanding share capital as at April 30, 2011 and July 25, 2011:

Common shares:  33,553,649 as of April 30, 2011 and 33,563,649 as of July 25, 2011

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (April 30/11)	Number of Shares Remaining Subject to Options (July 25/11)
September 5, 2011	$1.29	615,000	615,000
September 26, 2012	$1.00	550,000	550,000
February 14, 2013	$1.00	100,000	100,000
May 1, 2013	$1.00	15,000	15,000
January 13, 2015	$0.76	565,000	565,000
January 13, 2012	$0.76	35,000	35,000
August 13, 2012	$0.35	25,000	25,000
September 17, 2015	$0.45	605,000	595,000
January 21, 2013	$0.80	200,000	200,000
January 21, 2016	$0.80	465,000	465,000
		3,175,000	3,165,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (April 30/11)	Number of Underlying Shares (July 25/11)
April 1, 2012	$0.75	4,709,120	4,709,120
April 23, 2012	$0.75	1,755,000	1,755,000
TOTAL:		6,464,120	6,464,120

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at April 30, 2011 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2011 Page 10

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at January 31, 2011 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the three months ended April 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of July 25, 2011. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.